CORRESP.

November 8, 2010

VIA EDGAR

Mark Webb, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Room 4707, Mail Stop 4720
101 F Street, N.E.
Washington, D.C. 20549

Re:	Minden Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-169458

Dear Mr. Webb:

Pursuant to discussions with the staff regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Minden Bancorp, Inc. (the “Registrant”), we received two additional comments regarding Pre-effective Amendment No. 1 to the Registration Statement. One of such comments was to include in “Summary – Market for Common Stock” the same language that was included in “Market for Our Common Stock” in response to Comment No. 12 in the staff’s comment letter dated October 14, 2010. The other comment was to reduce the length of the cover of the proxy statement/prospectus to one page. The proposed revisions to the prospectus and proxy statement/prospectus in response to such comments have been previously provided to the staff. We hereby confirm on behalf of the Registrant that such changes will be included in the definitive prospectus and proxy statement/prospectus filed with the Securities and Exchange Commission pursuant to Rule 424.

Should you have any questions with regard to the foregoing, please do not hesitate to call me. Your assistance in this matter is appreciated.

Very truly yours,

/s/Philip Ross Bevan
Philip Ross Bevan

cc:        David Lyon